UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) January 9, 2004

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of	1-5532-99	(I.R.S. Employer
incorporation or organization)		Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 4. Changes in Registrant's Certifying Accountant

(a) PricewaterhouseCoopers LLP

(i) On January 9, 2004, the Audit Committee of the Board of Directors of Portland General Electric Company (PGE) dismissed PricewaterhouseCoopers LLP (PwC) as PGE's independent public accountants. The decision to replace PwC was not related to its conduct of the audit of PGE, but rather the consideration of a potential claim against PwC by Enron Corp. (Enron) or its affiliates that could potentially raise concerns about PwC's independence at some future point. PGE is a wholly owned subsidiary of Enron, but PGE is not a debtor in the Enron bankruptcy proceedings.

(ii) The reports of PwC on the financial statements of PGE as of December 31, 2002 and 2001, and for the years then ended contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) The Audit Committee of PGE's Board of Directors approved the change in certifying accountants on January 9, 2004.

(iv) In connection with its audits of the financial statements of PGE as of December 31, 2002 and 2001, and for the years then ended and through January 9, 2004, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their report on the financial statements for such years.

(v) During the years ended December 31, 2002 and 2001 and through January 9, 2004, there have been no reportable events as defined in Regulation S-K Item 304(a)(1)(v).

(vi) PGE has requested that PwC furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the letter from PwC will be filed by amendment to this Form 8-K as Exhibit 16 in a Form 8-K/A.

(b) Deloitte & Touche LLP

PGE engaged Deloitte & Touche LLP (D&T) as its new independent accountants as of January 12, 2004. During the two most recent fiscal years and through January 9, 2004, neither PGE nor any one on behalf of PGE has consulted with D&T regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on PGE's financial statements; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

January 16, 2004   By: /s/ James J. Piro
                                                James J. Piro
                                      Executive Vice President, Finance
                                         Chief Financial Officer and
                                                 Treasurer

January 16, 2004   By: /s/ Kirk M. Stevens
                                              Kirk M. Stevens
                                                 Controller
                                          and Assistant Treasurer